Exhibit 99.1

Largest ever LTC reinsurance transaction

Major milestone for Manulife’s portfolio transformation

$1.2 billion capital release will be returned to shareholders via share buybacks

Conference call to be held Monday, December 11, 2023, at 8:30 a.m. ET; details below

TSX/NYSE/PSE: MFC SEHK: 945	C$ unless otherwise stated

TORONTO, ON – December 11, 2023 – Manulife Financial Corporation (“Manulife” or the “Company”) announced today it has agreed to reinsure to Global Atlantic four blocks of legacy/low ROE business, including $6 billion of long-term care (“LTC”) reserves.

Key highlights of the transaction:

•	Reinsuring $13 billion of reserves[1], including $6 billion, or 14% of total LTC reserves, to Global Atlantic and its partners
•	Represents largest ever LTC reinsurance transaction
•	Ability to transact with leading reinsurance counterparty and its LTC reinsurance partner further validates the prudence of our LTC reserves and assumptions
•	Releases $1.2 billion of capital, which we intend to fully return to shareholders via share buybacks, resulting in core EPS[2] and core ROE[2] accretion
•	Attractive earnings multiple of 9.5 times[3] and 1.0 times book value multiple[4]
•	Reduces the risk from legacy blocks, including a 12% reduction in LTC morbidity sensitivities[5]
•	Expect to dispose $1.7 billion of alternative long-duration assets (“ALDA”)
•	Represents a full risk transfer with significant structural protection, and with a highly experienced counterparty and its partners
•	A major milestone in reshaping our portfolio with core earnings[2] contribution from LTC and variable annuities further reduced to 11%[6] from 24% in 2017[7]

New NCIB:

•

We have received approval from the Office of the Superintendent of Financial Institutions (“OSFI”) to launch a normal course issuer bid (“NCIB”) that permits the purchase for cancellation of up to approximately 2.8% of our outstanding common shares commencing February 2024. The NCIB remains subject to the approval of the Toronto Stock Exchange (“TSX”).

“This agreement represents the largest LTC reinsurance transaction ever in the insurance industry, and it is a major milestone in our strategy to reshape our portfolio, reduce risk, deliver value to shareholders, and invest in high-potential growth areas of our business. We expect to generate a $1.2 billion capital release, achieving over $10 billion of capital released since 20188. We intend to deploy the full capital release toward buying back common shares, driving core EPS and core ROE growth. The deal, valued at 9.5 times earnings, and the pricing at book value demonstrate the prudence of our reserves, our focus on execution and our commitment to unlocking shareholder value.”

— Roy Gori, Manulife President & Chief Executive Officer

“Manulife has been committed to improving the profitability and risk profile of our inforce business. This deal will reduce our LTC reserves by $6 billion, LTC morbidity sensitivities by 12%, and we will dispose $1.7 billion of ALDA backing these blocks. The transaction is a full risk transfer with significant structural protections, and we are pleased to partner with Global Atlantic, a highly experienced counterparty.”

— Marc Costantini, Manulife Global Head of Inforce Management

Transaction Summary

We will reinsure a combined $13 billion of reserves across four legacy/low ROE blocks to Global Atlantic and its partners. The blocks include portions of U.S. LTC, U.S. structured settlements, and two Japan whole life products. The LTC block represents $6 billion, or 14% of Manulife’s total LTC reserves as of September 30, 2023. The transaction is priced at a one times book value multiple, with a modest negative ceding commission on LTC and structured settlement blocks, offset by a positive ceding commission on the Japan blocks.

Global Atlantic is a highly experienced reinsurer that has two existing reinsurance arrangements with Manulife. The deal is a full risk transfer, and includes significant structural protections, including over-collateralized trusts to hold investment assets. The reinsurance represents an 80% quota share of the ceded LTC blocks and 100% quota share of the other ceded blocks. Manulife will continue to administer all reinsured policies for a seamless customer service experience. The transaction is expected to close in the first half of 2024 and is subject to regulatory approval.

Meaningful Reduction in LTC Exposure and Further Validation of Reserves and Assumptions

The transaction reduces LTC reserves by $6 billion, or 14%, and is expected to reduce the underlying LTC reserve sensitivity to changes in morbidity assumptions by 12%. In connection with the transaction, we expect to dispose $1.7 billion of ALDA backing these blocks.

The transaction also further validates our LTC reserves and assumptions. The negative ceding commission associated with the LTC block of $270 million is driven by different return expectations on deployed capital rather than differences in reserving assumptions.

Unlocks Value for Shareholders

The transaction is expected to release $1.2 billion of capital and Manulife intends to return the full amount of freed up capital to shareholders via share buybacks. We have received approval from OSFI to buy back up to approximately 2.8% of our outstanding common shares commencing February 2024. The NCIB remains subject to the approval of the TSX.

The transaction is priced at book value and is expected to result in an annual reduction to core earnings of approximately $130 million and net income attributed to shareholders of approximately $15 million and, with a capital release of $1.2 billion, represents an attractive deal multiple of 9.5 times core earnings. The transaction is expected to be $0.01 accretive to core EPS, $0.07 accretive to EPS, 0.13 pps accretive to core ROE, and 0.33 pps accretive to ROE, including the impact of share buybacks.

Willkie Farr & Gallagher LLP acted as legal counsel to Manulife.

About Global Atlantic

Global Atlantic is an existing reinsurance partner of Manulife, and this is our third transaction with them. With differentiated investment and risk management capabilities, deep client relationships, and a strong financial foundation, Global Atlantic has established a track record of delivering proven, value-added solutions and long-term growth.

NCIB

Subject to the approval of the TSX, Manulife intends to launch a NCIB permitting the purchase for cancellation of up to 50 million of its common shares, representing approximately 2.8% of Manulife’s issued and outstanding common shares. As at November 30, 2023, Manulife had 1,806,518,839 common shares issued and outstanding.

Purchases under the NCIB may be made through the facilities of the TSX, the New York Stock Exchange, and alternative trading systems in Canada and the United States at market prices prevailing at the time of purchase or such other price as may be permitted. Manulife will file a notice of intention to make an NCIB with the TSX. The bid period will commence after the TSX has accepted the notice of intention and continue for up to one year. All common shares acquired by Manulife under the NCIB will be cancelled. Repurchases will be subject to compliance with applicable Canadian securities laws and United States federal securities laws.

In addition, Manulife may undertake repurchases of its common shares outside of Canada and the United States in compliance with applicable laws. Subject to regulatory approval, Manulife may also acquire common shares directly from other holders by way of private agreement pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. Any private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. Manulife may also enter into derivative-based programs in support of its repurchase activities, including the writing of put options and forward purchase agreements, accelerated share repurchase transactions, other equity contracts or use other methods of acquiring shares, in each case subject to regulatory approval and on such terms and at such times as shall be permitted by applicable securities laws. The total number of common shares repurchased under the NCIB and all other potential arrangements will not exceed 50 million common shares.

Subject to regulatory approval, Manulife intends from time to time to enter into pre-defined plans with a registered investment dealer to allow for the repurchase of common shares at times when Manulife ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans will be adopted in accordance with applicable Canadian securities laws and United States federal securities laws.

Manulife’s most recent normal course issuer bid (the “2023 NCIB”) commenced on February 23, 2023, for the purchase of up to 55.7 million common shares, and will expire on February 22, 2024. Manulife has repurchased approximately 53.9 million common shares for cancellation during the period from the commencement of its 2023 NCIB to November 30, 2023, at a volume weighted average repurchase price per common share of $25.44. All repurchases were made through the facilities of the TSX.

Conference Call:

A live webcast and conference call are scheduled for Monday, December 11, 2023, at 8:30 a.m. (ET), where Roy Gori, President and CEO, Marc Costantini, Global Head of Inforce Management, and other members of Manulife’s executive leadership team will discuss the transaction, followed by a question and answer period with analysts.

To access the conference call, dial 1-800-806-5484 or 1-416-340-2217 (Passcode: 7766594#). International dial-in numbers are also available. Please call in 15 minutes prior to the scheduled start time.

Slides related to this announcement are available on the Manulife website.

The archived webcast will be available at manulife.com/en/investors/ following the call.

Media Inquiries	Investor Relations
Cheryl Holmes	Hung Ko
(416) 557-0945	(416) 806-9921
Cheryl_Holmes@manulife.com	Hung_Ko@manulife.com

About Manulife

Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2022, we had more than 40,000 employees, over 116,000 agents, and thousands of distribution partners, serving over 34 million customers. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

FOOTNOTES

All figures and estimates are based on September 30, 2023 position and exchange rate of US$1.00 to C$1.352 unless otherwise noted.

1.	IFRS 17 current estimate of present value of future cashflows + risk adjustment + contractual service margin.
2.

Core earnings is a Non-GAAP financial measure, and diluted core earnings per common share (“core EPS”) and core ROE are Non-GAAP ratios. See “Performance and Non-GAAP measures” below and in our Third Quarter 2023 Management’s Discussion and Analysis (“3Q23 MD&A”) for additional information.

3.	Ratio of capital release to annual core earnings impact.
4.	Ratio of the market value of assets transferred to the sum of IFRS 17 current estimate of present value of future cash flows + risk adjustment + contractual service margin.
5.	Pro forma, post-tax reduction in potential impact on reserves for a 5% adverse change in LTC morbidity assumptions.
6.	Pro forma 3Q23 year-to-date.
7.	Under IFRS 4.
8.

Pro forma. Includes $9 billion of capital release through 2022 under IFRS 4, $0.2 billion from year-to-date 3Q23 other initiatives under IFRS 17, and an estimated $1.2 billion of capital release under IFRS 17 from this transaction to be recognized in 2024.

PERFORMANCE AND NON-GAAP MEASURES:

Manulife prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein). Core earnings is a Non-GAAP financial measure and diluted core earnings per common share (“core EPS”) and core ROE are Non-GAAP ratios. For more information on the non-GAAP and other financial measures in this document and a complete list of transitional financial measures, please see section A1 “Implementation of IFRS 17 and IFRS 9” and section E3 “Non-GAAP and other financial measures” of the 3Q23 MD&A which are incorporated by reference and available on the SEDAR+ website at www.sedarplus.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:

From time to time, Manulife makes written and/or oral forward-looking statements, including in this presentation. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to the disposal of ALDA assets, the expected closing time of the reinsurance transactions referred to in this document and their associated capital release and possible share buybacks under a normal course issuer bid and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impact of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the amount of contractual service margin recognized for service provided; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; geopolitical uncertainty, including international conflicts; acquisitions or divestitures, and our ability to complete transactions; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries and the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions, our ability to sell ALDA assets and the timing to close the reinsurance transactions described in this document.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in our 3Q23 Management’s Discussion and Analysis under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies”, in our 2022 Management’s Discussion and Analysis under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies”, and in the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this presentation are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.